Exhibit 99.2

VINFAST ENTERS INTO STANDBY EQUITY SUBSCRIPTION AGREEMENT OF UP TO $1.0 BILLION WITH YORKVILLE ADVISORS

Singapore, October 20, 2023 – VinFast Auto Ltd. (the “Company” or “VinFast”) (NASDAQ: VFS) today announced that it has entered into a standby equity subscription agreement (“Subscription Agreement”) with YA II PN, Ltd. (“Yorkville”).

Subscription Agreement Highlights:

•

VinFast has the option, but not the obligation, to require Yorkville to subscribe for up to $1.0 billion of ordinary shares in VinFast at any time during the term of the Subscription Agreement, subject to certain conditions and limitations

•	The Subscription Agreement has a term of 36 months

Mr. David Mansfield, CFO of VinFast, said: “This new source of equity funding provides us with valuable optionality and access to capital to continue to expand our business on a global scale. While we are under no obligation to draw on the full amount, the transaction aligns with our goals of opportunistic capital raising while adding liquidity to our shares over time. In addition to existing funding commitments, it provides financial flexibility to fund our growth. We will continue to evaluate other capital markets transactions and sources of fundraising as VinFast continues to grow.”

Mark Angelo, Founder and President of Yorkville, commented: “VinFast is a true leader in EVs. We are excited for this opportunity to be a part of VinFast’s growth and development, and we look forward to seeing VinFast’s continued success in the EV market. We couldn’t be prouder of our partnership with VinFast in its mission for a greener future.”

In April 2023, our Chairman, Mr. Pham Nhat Vuong, Vingroup Joint Stock Company (“Vingroup”) and VinFast entered into a capital funding agreement, under which VinFast would receive grants of up to VND24,000 billion (~$1 billion) from Mr. Vuong, as well as up to VND12,000 billion (~$500 million) in non-refundable grants and up to VND24,000 billion (~$1 billion) in loans from Vingroup, in order to support VinFast’s growth and global expansion plans.

The information contained in this press release does not constitute an offer to sell or the solicitation of an offer to buy ordinary shares in VinFast, nor shall there be any offer, solicitation, or sale of the shares in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

About VinFast

VinFast – a subsidiary of Vingroup JSC – is Vietnam’s leading automotive manufacturer committed to its mission of creating a green future for everyone. VinFast manufactures a portfolio of electric SUVs, e-scooters and e-buses in Vietnam and exports to the United States, and soon, Europe. Learn more at www.vinfastauto.us.

About Yorkville

Yorkville Advisors is a global registered investment manager to a number of private investment funds. Yorkville invests funds’ capital through customized structured debt and equity investments. Yorkville’s investment criteria focuses on management teams, business fundamentals, and stock trading metrics. Yorkville funds have broad investment mandates across many sectors and geographies. Yorkville funds are often the sole investor in a capital raise, allowing for a controlled and disciplined exit strategy. Yorkville’s team has been providing growth and acquisition capital to public companies since 2001.

Forward-Looking Statements

Forward-looking statements in this announcement, which are not historical facts, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1955. These statements include statements regarding our future results of operations and financial position, planned products and services, business strategy and plans, objectives of management for future operations of VinFast, market size and growth opportunities, competitive position and technological and market trends and involve known and unknown risks that are difficult to predict. As a result, our actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “shall,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential,” “goal,” “objective,” “seeks,” or “continue” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans, or intentions. Such forward-looking statements are necessarily based upon estimates and assumptions that, while considered reasonable by us and our management, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (i) the effect of the consummation of the business combination and the public listing of the Company’s securities on its business relationships, performance, financial condition and business generally, (ii) the risk that the Company’s securities may experience a material price decline and volatility in the price of such securities due to a variety of factors, (iii) the adverse impact of any legal proceedings and regulatory inquiries and investigations on the Company’s business, (iv) the Company’s potential inability to maintain the listing of its securities on Nasdaq, (v) the risk associated with the Company’s limited operating history, (vi) the ability of the Company to achieve profitability, positive cash flows from operating activities and a net working capital surplus, (vii) the ability of the Company to fund its capital requirements through additional debt and equity financing under commercially reasonable terms and the risk of shareholding dilution as a result of additional capital raising, if applicable, (viii) risks associated with being a new entrant in the EV industry, (ix) the risks of the Company’s brand, reputation, public credibility and consumer confidence in its business being harmed by negative publicity, (x) the Company’s ability to successfully introduce and market new products and services, (xi) competition in the automotive industry, (xii) the Company’s ability to adequately control the costs associated with its operations, (xiii) the ability of the Company to obtain components and raw materials according to schedule at acceptable prices, quality and volumes acceptable from its suppliers, (xiv) the Company’s ability to maintain relationships with existing suppliers who are critical and necessary to the output and production of its vehicles and to create relationships with new suppliers, (xv) the Company’s ability to establish manufacturing facilities outside of Vietnam and expand capacity in a timely manner and within budget, (xvi) the risk that the Company’s actual vehicle sales and revenue could differ materially from expected levels based on the number of reservations received, (xvii) the demand for, and consumers’ willingness to adopt, EVs, (xiii) the availability and accessibility of EV charging stations or related infrastructure, (xix) the unavailability, reduction or elimination of government and economic incentives or government policies which are favorable for EV manufacturers and buyers, (xx) failure to maintain an effective system of internal control over financial reporting and to accurately and timely report the Company’s financial condition, results of operations or cash flows, (xxi) battery pack failures in the Company or its competitor’s EVs, (xxii) failure of the Company’s business partners to deliver their services, (xxiii) errors, bugs, vulnerabilities, design defects or other issues related to technology used or involved in the Company’s EVs or operations, (xxiv) the risk that the Company’s research and development efforts may not yield expected results, (xxv) risks associated with autonomous driving technologies, (xxvi) product recalls that the Company may be required to make, (xxvii) the ability of the Company’s controlling shareholder to control and exert significant influence on the Company, (xxiii) the Company’s reliance on financial and other support from Vingroup and its affiliates and the close association between the Company and Vingroup and its affiliates, (xxix) conflicts of interests with or any events impacting the reputation of Vingroup affiliates or unfavorable market conditions or adverse business operations of Vingroup and Vingroup affiliates and (xxx) other risks discussed in our reports filed or furnished to the Securities and Exchange Commission.

All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth above. You are cautioned not to place undue reliance on any forward-looking statements, which are made only as of the date of this announcement. VinFast does not undertake or assume any obligation to update publicly any of these forward-looking statements to reflect actual results, new information or future events, changes in assumptions or changes in other factors affecting forward-looking statements, except to the extent required by applicable law. If VinFast updates one or more forward-looking statements, no inference should be drawn that it will make additional updates with respect to those or other forward-looking statements. The inclusion of any statement in this announcement does not constitute an admission by VinFast or any other person that the events or circumstances described in such statement are material. Undue reliance should not be placed upon the forward-looking statements.

Contacts

VinFast Auto Ltd.

For more information, please visit: http://ir.vinfastauto.us

Investor Relations Email: ir@vinfastauto.com

Media Relations Email: info@vinfastauto.com